Exhibit 99.1

Annual & Special Meeting of Holders of
Common Shares of Kinross Gold Corporation (the “Issuer”)
May 8, 2014

REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following twelve nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the twelve nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
JOHN A. BROUGH	For	665,897,384	96.84	58.19
	Withheld	21,718,517	3.16	1.90
	Non Votes	80,800,403		7.06
	Spoiled	964		0

JOHN K. CARRINGTON	For	679,682,204	98.85	59.39
	Withheld	7,934,661	1.15	0.69
	Non Votes	80,800,403		7.06
	Spoiled	0		0

JOHN M.H. HUXLEY	For	666,134,037	96.88	58.21
	Withheld	21,482,695	3.12	1.88
	Non Votes	80,800,403		7.06
	Spoiled	133		0

KENNETH C. IRVING	For	675,076,649	98.29	58.99
	Withheld	11,722,590	1.71	1.02
	Non Votes	81,618,029		7.13
	Spoiled	0		0

JOHN A. KEYES	For	679,764,396	98.86	59.40
	Withheld	7,852,469	1.14	0.69
	Non Votes	80,800,403		7.06
	Spoiled	0		0

JOHN A. MACKEN	For	679,717,254	98.85	59.40
	Withheld	7,899,478	1.15	0.69
	Non Votes	80,800,403		7.06
	Spoiled	133		0

CATHERINE MCLEOD-SELTZER	For	661,463,410	96.20	57.80
	Withheld	26,153,455	3.80	2.29
	Non Votes	80,800,403		7.06
	Spoiled	0		0

JOHN E. OLIVER	For	671,628,253	97.67	58.69
	Withheld	15,988,612	2.33	1.40
	Non Votes	80,800,403		7.06
	Spoiled	0		0

UNA M. POWER	For	679,775,960	98.86	59.40
	Withheld	7,840,772	1.14	0.69
	Non Votes	80,800,403		7.06
	Spoiled	133		0

TERENCE C.W. REID	For	679,364,825	98.80	59.37
	Withheld	8,252,040	1.20	0.72
	Non Votes	80,800,403		7.06
	Spoiled	0		0

J. PAUL ROLLINSON	For	679,813,288	98.87	59.40
	Withheld	7,803,577	1.13	0.68
	Non Votes	80,800,403		7.06
	Spoiled	0		0

RUTH G. WOODS	For	555,908,495	80.85	48.58
	Withheld	131,708,237	19.15	11.51
	Non Votes	80,800,403		7.06
	Spoiled	133		0

May 8, 2014

Item 2:  Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	760,521,159	98.97	66.46
Withheld	7,895,976	1.03	0.69
Non Votes	0	0	0
Spoiled	133	0	0

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Item 3:   Amendments to Share Option Plan

By a vote by ballot, the Shareholders approved a resolution amending the share option plan of Kinross.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	640,881,285	93.20	56.00
Against	46,741,361	6.80	4.08
Non Votes	80,800,403		7.06
Spoiled	133		0

Item 4:   Amendments to Restricted Share Plan

By a vote by ballot, the Shareholders approved a resolution amending the restricted share plan of Kinross.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	647,237,194	94.13	56.56
Against	40,383,593	5.87	3.53
Non Votes	80,802,262		7.06
Spoiled	133		0

Item 5:   Executive Compensation

By a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	513,367,461	74.75	44.86
Against	173,437,692	25.25	15.16
Non Votes	81,618,029		7.13
Spoiled	0		0

KINROSS GOLD CORPORATION

/s/ Shelley M. Riley
Shelley M. Riley
Vice President, Office Services and
Corporate Secretary

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